EXHIBIT 12.2

SCHEDULE II: VALUATION AND QUALIFYING ACCOUNTS

Allowance for Doubtful Trade Accounts Receivable

	Balance at Beginning of Year	Charged to Expenses	Write-Offs, Net of Recoveries	Balance at End of Year
For the Years Ended December 31:
2011	$4,590	$2,615	$(1,973)	$5,232
2010	4,428	1,765	(1,603)	4,590
2009	5,202	4,214	(4,988)	4,428